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                                                                    EXHIBIT 99.4

                        [REXENE CORPORATION LETTERHEAD]

                               September 3, 1996

Dear Rexene Shareholder:

        As you may know, Huntsman Corporation has decided to terminate its efforts to acquire Rexene. In our view, Mr. Huntsman's decision not to pursue a potentially costly and disruptive "hostile takeover" attempt of Rexene is a positive development. We believe Huntsman's $15.00 per share proposal fell short of adequately reflecting the long-term value of your Rexene shares and would have precluded you from participating in Rexene's exciting future.

        I want to take this opportunity to thank the many shareholders who have expressed their support for me and the other Rexene directors and managers who so strongly believe that the Huntsman proposal was not in your best interests and that Rexene is poised for future growth and success. The Board of Directors and management of Rexene Corporation remain fully committed to enhancing long-term value for all of our shareholders.

        As I discussed in our second quarter Report to Shareholders, we are in the process of implementing an aggressive strategic plan that we believe will significantly strengthen our competitive position and improve our financial performance. This includes: focusing our existing assets on the higher margin niches of the markets in which we compete; widening the range of polymer and film products we can offer to existing and new customers; and lowering production costs.

        The capital required for these improvements comes from current cashflow and a draw down of our $150 million line of credit. We currently have used approximately $20 million from this line. We believe that these capital expenditures, which may have had a short term negative affect on our stock price, should enhance shareholder value in the near future.

        We are well into the process of implementing a $175 million capital program that we believe will significantly enhance our performance year by year through 1998. Some of the specific strategic initiatives we are implementing include: expanding our specialty propylene derivatives capacity by approximately 70 million pounds; continuing our olefins expansion and modernization program that will increase annual olefins production capacity by approximately 50 percent and reduce production costs by approximately $25 million; expanding our polyethylene business by more than 50 percent and into more specialized areas; improving the reliability and costs of our feedstock supply; and working aggressively to strengthen our CT Film division through new technologies and global expansion.
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September 3, 1996
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        In addition, we are expanding our efforts to ensure that the financial community fully understands our strategy and our potential. I also have communicated with all of our employees, reminding them of our commitment to our shareholders and urging them to do everything they can to satisfy our customers, operate efficiently, and build value for our shareholders.

        I believe that all of these initiatives, taken together, will enable us to deliver enhanced value to our shareholders. I appreciate your continued interest in our company and look forward to keeping you informed of our progress.

                                        Sincerely,

                                        /s/ ANDREW J. SMITH

                                        Andrew J. Smith
                                        Chairman and Chief Executive Officer